March 17, 2021

Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: A2Z SMART TECHNOLOGIES CORP

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	**Annual and Special Meeting (AMENDED)**
Record Date for Notice of Meeting :	March 16, 2021
Record Date for Voting (if applicable) :	March 16, 2021
Beneficial Ownership Determination Date :	March 16, 2021
Meeting Date :	April 22, 2021
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON CLASS	002209104	CA0022091049

Sincerely,

Computershare
Agent for A2Z SMART TECHNOLOGIES CORP